SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference herein are English language sections of a shelf offering report submitted to the Israeli Securities Authority on November 7, 2010 by Alon Holdings Blue Square – Israel Ltd. (the "Company") pursuant to its shelf prospectus dated February 19, 2010. The attached updates information regarding the Company previously disclosed in its public filings with the SEC and discusses new information not previously disclosed in its public filings with the SEC.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the shelf prospectus and any shelf offering report, if made, will be made only in Israel.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-149175).

##

Alon Holdings Blue Square – Israel Ltd. is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 207 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. The Company holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" product-s as retailer and wholesaler. In its Real Estate segment, the Company, through its TASE traded 78.39% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

	By:	/s/ Elli Levinson-Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

13. Information about the Offering and the Company

13.1 General

Unless otherwise indicated, as used in this shelf offering report, (a) the term “Blue Square” or the “Company” means Alon Holdings Blue Square-Israel Ltd., (b) the terms “we,” “us” and “our,” mean Blue Square and its consolidated subsidiaries, (c) “Mega Retail” means Mega Retail Ltd. (formerly known as Blue Square Chain Investments & Properties Ltd.), our wholly-owned subsidiary, (d) "BSRE" means Blue Square Real Estate Ltd., a corporation of which we held 78.35% of the outstanding shares as of  September 30, 2010 (which subsequently increased to 78.39% on October 25, 2010), and the balance of whose shares are publicly held and traded on the Tel Aviv Stock Exchange, and its subsidiaries and (e) "Bee Group" means Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.), a corporation of which we held 85% of the outstanding ordinary shares as of  September 30, 2010 (which subsequently increased to 100% on October 11, 2010).

Unless otherwise indicated, as used in this shelf offering report, the term “owned” or “ownership” with respect to our supermarkets means the ownership of the operations of our supermarkets, and not legal title to the real estate underlying our supermarkets.

All references in this shelf offering report to dollars or $ are to U.S. dollars and all references in this Annual Report to NIS are to New Israeli Shekels. Unless mentioned otherwise, all figures in U.S. dollars are based on the representative exchange rate between the NIS and the dollar as published by the Bank of Israel for June 30, 2010, which was NIS 3.875 per $1.00.

Forward Looking Statements

Except for the historical information contained herein, the statements contained in this shelf offering report and in the shelf prospectus filed with the Israel Securities Authority (ISA) on February 18, 2010 (the “Shelf Prospectus”) are forward-looking statements, within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and operating results.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “13.5 Risk Factors” below, Item “3.7 Risk Factors” in the Shelf Prospectus, and “Item 3.  Key Information - D. Risk Factors” and elsewhere in our 2009 Annual Report on Form 20-F ("2009 20-F) incorporated by reference into this shelf offering report.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project,” “seek,” “will,” “goal,” “could” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this shelf offering report and in the Shelf Prospectus might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

13.2 Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being offered hereby, including the risks discussed under the heading "Risk Factors," contained in this shelf offering report. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this shelf offering report and in the Shelf Prospectus, including our 2009 20-F and our Form 6-K regarding our financial results for the first six months of 2010, each of which is incorporated by reference into this shelf offering report.

Our Company

As of September 30, 2010, the Company operated in three segments: Supermarkets, Non-Food retail and wholesale, and Real Estate. In our "Non-Food" segment, we sell “Non-Food” items both in our supermarkets and in standalone retail outlets. In our Real Estate segment, we own, lease and develop yield-generating commercial properties. As a result of the Dor Alon transaction, the Company may reorganize these segments.

Through our supermarkets, we offer a wide range of food and beverage products and “Non-Food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products, and “Near-Food” products, such as health and beauty aids, infant products, cosmetics and hygiene products. As of September 30, 2010, we own and operate 207 supermarkets under the brand names Mega, Mega in Town, Shefa Shuk, Mega Bool and Eden Briut Teva Market Ltd. (“Eden Teva”).

In addition, as of September 30, 2010, the Bee Group consisted of 281 non-food retail and wholesale outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors. The Bee Group operates under the brand names Naaman, Vardinon, Sheshet, Kfar Hasha’ashuim, Rav-Kat, Dr. Baby and All for a Dollar. As of September 30, 2010, Bee Group and its direct and indirect subsidiaries were the owners of 87 of our Non-Food retail and wholesale stores, while the remaining 194 of our Non-Food retail and wholesale stores are owned and operated by franchisees of Bee Group and its subsidiaries.

As of June 30, 2010, we were the legal owner (including through long-term leases from the Israel Land Administration and the Municipality of Tel Aviv) of 103 properties owned in connection with our Supermarkets and "Non Food" segments (including warehouses and offices), totaling approximately 229,000 square meters, 138 yield generating real estate properties (including property leased to third parties), totaling approximately 36,600 square meters, and  approximately 210,000 square meters of unutilized building rights. BSRE's revenues are primarily derived from real estate lease payments received from Mega Retail and third parties.

Our activities are carried out via our consolidated subsidiaries, the largest of which are Mega Retail, which has supermarket retail activities, Bee Group, which conducts non-food retail and wholesale activities, and BSRE, which owns and invests in yield-generating commercial real estate.  As of September 30, 2010, Blue Square owned 100% of the outstanding shares of Mega Retail, 85% of the outstanding shares of Bee Group, and 78.35% (which subsequently increased to 78.39% on October 25, 2010) of the outstanding shares of BSRE. The balance of BSRE shares is publicly held and traded on the Tel Aviv Stock Exchange ("TASE").

On October 3, 2010, we acquired from our controlling shareholder, Alon Israel Oil Company Ltd., or Alon, all of Alon's approximately 80% holdings in Dor-Alon Energy In Israel (1988) LTD., or Dor Alon (the "Acquisition").  Dor Alon is one of the four largest fuel retail companies in Israel based on the number of gas stations and is a leader in the convenience stores sector. Dor Alon holds a chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel. The balance of Dor Alon shares is publicly held and traded on the TASE.

On October 11, 2010, holders of the non-controlling interests in the Bee Group exercised their Put option to sell the remaining 15% in the Bee Group to the Company for approximately NIS 24.5 million.  As a result, our percentage in the Bee Group increased to 100% of the outstanding shares of Bee Group.

Supermarkets

We have five supermarket store formats - Mega Bool, Mega, Mega In Town, Shefa Shuk and Eden Teva. Our "Mega Bool" chain stores are hard discount stores designed to provide customers with name brand quality at everyday affordable prices. In the “Mega” chain stores, our larger stores which are located primarily outside residential areas, we offer a wide selection of food, “Near-Food” and “Non-Food” items.  In the “Mega In Town” chain stores, the stores are usually smaller than "Mega Bool" or “Mega” stores, located primarily in local neighborhoods and city centers, and combine discount prices with convenience for neighborhood shoppers. Our “Shefa Shuk” chain stores are low priced stores oriented towards Israel’s growing ultra-orthodox population. In our "Eden Teva" stores, we focus on offering organic, natural and health food products.  As of September 30, 2010, we operated 11 Mega Stores, consisting of approximately 44,000 square meters space, 121 Mega In Town stores, consisting of approximately 134,000 square meters space, 49 Mega Bool stores, consisting of approximately 148,000 square meters space, 16 Shefa Shuk stores, consisting of approximately 26,000 square meters space, and ten Eden Teva stores, consisting of approximately 16,000 square meters.

In August, 2007, we launched our “Mega In Town” supermarket format designed to bring discount shopping to the neighborhood and city centers. The initiative included the conversion of over 100 of our then existing SuperCenter and Mega stores to the new brand. “Mega In Town” is a discount supermarket brand designed to combine discount prices and convenience for neighborhood shoppers. “Mega In Town” stores are differentiated by their reduced prices, narrowing the gap between them and those of Hard Discount centers located in peripheral areas.

On October 31, 2007, we acquired 51% of the outstanding shares of Eden Briut Teva Market Ltd. (“Eden Teva”) for a total consideration of approximately NIS 22.5 million.  Eden Teva is one of Israel’s largest retailers of organic, natural and health food products, and as of September 30, 2010 operated ten supermarket stores, specializing in organic, natural and health food products. As part of this transaction, (i) we provided Eden Teva with interest bearing shareholder loans in the amount of NIS 47 million, (ii) we have the right to appoint a majority of the board of directors and a majority of the executive committee of Eden Teva, (iii) the other shareholders have various minority protection rights, and (iv) we are to provide all guarantees and financing required in connection with Eden Teva’s operations in the future. The agreement also provided for the repayment of existing shareholder loans in the amount of NIS 4.7 million and the payment of a bonus to Eden Teva’s CEO upon the satisfaction of various thresholds which have not yet been satisfied.

In August 2010, we launched our first "Eden in Mega" store as part of our new Eden Teva store format by which we intend to establish Eden Teva branches within our existing large store formats under the concept of a "store within a store".

In December 2008, we launched our "Mega Bool" hard discount store format, designed to provide customers with name brand quality at everyday affordable prices, in response to an increase in consumer preference for hard discount stores that we have identified in the recent years.   The initiative included the conversion of 46 of our existing stores of various sizes to the new brand, including large stores from the "Mega" and "Shefa Shuk" formats and smaller stores located within residential neighborhoods and city centers.  In the period between December 2008 and September 30, 2010, we also opened three new "Mega Bool" stores.

In parallel, we also announced the launch of our new "Mega" line of private label goods that are sold in our "Mega Bool", "Mega", and "Mega In Town" stores.  Private label products provide customers with an attractive alternative selection of products that are comparable in quality to name brand products.  We believe that our private label products enhance customer loyalty, differentiate our stores from those of our competitors and provide a competitive product to those offered by our suppliers.  In addition, usually the average gross profit from private label products is higher than the average gross profit from other products.  During August 2010, the products that we sold under the "Mega" private label reached approximately 8.6% of our supermarket sales.

Non-Food Retail and Wholesale

As of September 30, 2010 we operated, through Bee Group, its subsidiaries and franchisees, a total of 281 non-food retail and wholesale stores, 194 of which are operated by franchisees.

 As of October 11, 2010, we held 100% of the holdings of Bee Group Retail Ltd. (formerly known as “Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (Central Warehouse/Toy Village)” ("Bee Group")) following our earlier investments in the Bee Group. In 2010, the Bee Group started the move to a single modern logistics center after having centralized all of the financial activity, import, and information systems of the Bee Group subsidiaries under a single headquarters in one location in Rosh Ha'ayin in 2009.

The recent moves are after May 2005, when we acquired 50% of the holdings in the Bee Group, April 2007, when we increased our holdings in Bee Group to 60%, and September 2008, when we further increased our holdings in Bee Group to 85%.

During 2009, we also completed the reorganization of our Bee Group subsidiaries by concentrating them into three sectors: (i) houseware and home textile, concentrated in our Naaman, Vardinon and Sheshet stores, (ii) toys and leisure, concentrated in our Kfar Hasha'ashuim and All for a Dollar stores, and (iii) baby and young children products, concentrated in our Rav- Kat and Dr. Baby stores.

Bee Group holds and operates through subsidiaries large retail chains in Israel of houseware and home textile, toys, leisure and baby and young children stores, with 281 stores, located throughout Israel, owned and operated mostly by franchisees as of September 30, 2010.  The chain operates under a number of different brand names: (i) "Naaman", which sells houseware products; (ii) "Vardinon", which sells home textile products and accompanying accessories; (iii) "Sheshet", which sells houseware and small electrical appliances; (iv) "Kfar Hasha’ashuim" (Toy Village), which sells toys; (v) "Rav-Kat" and Dr. Baby, which sells baby and young children accessories; and (vi) “All for a Dollar".  The stores of our "Naaman", "Vardinon" and "Dr. Baby" chains are primarily owned and operated by us, while the stores of our "Kfar Hasha'ashuim", "Sheshet" and "All for a Dollar" chains are primarily owned and operated by franchisees. In addition to these stores, we have established toy and houseware departments within most of our large supermarket stores.

Real Estate for our own Use and for Investment

Most of our real estate is currently used in connection with the retail operation of our stores.

During 2009 and the first half of 2010, BSRE invested a total amount of NIS 9.4 million and NIS 20 million, respectively, including investments in rental offices and land in areas used for commercial and industrial development.

In addition, we have obtained a building permit and we are in the process of completing construction of an additional distribution and logistic center, as of September 30, 2010 held 100% by BSRE, which will be used for storage and distribution of Non-Food and Near-Food products for our Non Food chains and our supermarket stores. The distribution center will be operated on a 22,000 square meter site and will be leased to Bee Group.  Including the initial investment of NIS 19.0 million to purchase the property, BSRE expects to invest a total of approximately NIS 105 million in building the distribution center.

On June 3, 2010, BSRE entered into an agreement to purchase, along with Gindi Investments 1 Ltd. and an additional corporation controlled by Moshe and Yigal Gindi ("Gindi"), building rights of 97,460 square meters for a period ending August 31, 2099, in part of the wholesale market complex in Tel Aviv from the Tel Aviv municipality and the Wholesale Company for Agriculture Produce in Tel Aviv Ltd. (the "Sellers") for a total consideration estimated at approximately NIS 950 million (subject to an additional consideration based on the sale price of apartments to be built on the land). As of June 30, 2010, an amount of approximately NIS 185 million had been transferred to a trustee relating to this agreement. The remaining approximately NIS 75 million relating to the first payment of NIS 260 million was transferred subsequent to June 30, 2010. An additional NIS 660 million will be paid on the earlier of (i) receipt of the project's first construction permit, or (ii) upon the lapse of 24 months following the date of execution of the purchase agreements, and the balance of the consideration will be paid when a Certificate of Occupancy (Form 4 from the Municipality of Tel Aviv) is received.

In addition, in July 2010 Gindi was awarded a tender to Build Operate and Transfer ("BOT") a parking lot in Tel Aviv for approximately 1,000 parking spaces for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venture partner. The final agreement with Gindi is subject to further approvals and conditions which have not been completed as of the date of the publication of this shelf offering report.

During the period, BSRE also acquired land in Point Wells, near Seattle (USA) from a related company (a subsidiary of Alon USA), for a total consideration of approximately $19.5 million (NIS 82 million). BSRE intends to change the zoning of the land from heavy industrial use to urban center zoning. In case the Company was to sell the land, the subsidiary of Alon USA may participate in the consideration net of costs as defined in the agreement. BSRE has granted Alon USA the right to use the land for a period of up to ten years. In return, the subsidiary of Alon USA will make a quarterly payment of $440 thousand starting July 1, 2010.

Description Of Business Of Dor Alon Energy In Israel (1988) Ltd.

General

On October 3, 2010, we acquired from our controlling shareholder, Alon, all of Alon's approximately  80% holdings in Dor-Alon Energy In Israel (1988) LTD., or Dor Alon.

Dor Alon operates retail outlets and convenience stores and markets petroleum products in Israel. Dor Alon’s activity includes three primary fields of operation:

•
Fueling and Commercial Sites - Dor Alon supplies motor fuels, motor oil and other petroleum products to a network of public retail outlets operating under the “Dor Alon” brand.  Dor Alon’s public retail outlets consist of three formats: stand-alone gasoline service stations, Alonit convenience stores (with gasoline service stations) and travel centers (commercial centers that include a gasoline service station).  Dor Alon also supplies motor fuels and other petroleum products to internal gas stations in Israel located primarily on kibbutzim and moshavim (cooperative communities).

As of June 30, 2010, Dor Alon operated 44 AM:PM convenience stores. AM:PM is a leading convenience store brand in the Tel Aviv metropolitan region offering merchandise and food products.  Most of the AM:PM stores operate 24 hours a day and most of them operate seven days a week.  All of the AM:PM stores are operated by Dor Alon's subsidiary.

•
Direct Marketing - Dor Alon supplies fuel oil and other petroleum products, including Liquefied Petroleum Gas (LPG), directly to residential and commercial customers as well as governmental entities and is the exclusive Israeli supplier of petroleum products to the Palestinian Authority in the Gaza Strip.

•	Jet Fuel Marketing - Dor Alon supplies jet fuel to commercial airlines through a joint venture with Chevron.

Fueling and Commercial Sites

As of June 30, 2010, Dor Alon supplied motor fuels, motor oil and other petroleum products to a network of 183 retail outlets operating under the “Dor Alon” brand.  Integrated into most of Dor Alon’s public retail outlets are Diesel Fueling Centers (DFCs) that sell diesel fuel for large vehicles such as trucks and buses at preferential terms.  Dor Alon also supplies ARAL Lubricants GmbH and Texaco lubricants in Israel.

As of June 30, 2010, Dor Alon operated 168 convenience stores, including 124 convenience stores branded “Alonit” and “Super Alonit” (we refer to these stores as Alonit convenience stores),  and 44 convenience stores operated by the AM:PM chain of stores. 167 convenience stores are operated by Alon Group, and one convenience store is operated by third parties. All the stand alone convenience stores are leased for different periods.

Internal Gas Stations (fleet stations)

As of June 30, 2010, Dor Alon supplied motor fuels to 186 internal gas stations operating under the Dor Alon brand.  Internal gas stations are stations in Israel located on the premises of kibbutzim and moshavim, as well as some DFCs that are not integrated with retail outlets.  Fuel products sold in internal gas stations are designated for a defined group of customers, such as inhabitants of the kibbutzim and moshavim, who receive preferential fuel prices and payment terms.

Dor Alon also holds 50% of a joint venture together with a certain third party (50%)  which operates internal stations located in moshavim.  Dor Alon supplies this joint venture with motor fuels and other petroleum products.  As of June 30, 2010, this joint venture operated and supplied motor fuels and other petroleum products to 83 internal gas stations operating in moshavim.

Direct Marketing

Dor Alon and Dorgas (a wholly owned subsidiary of Dor Alon) distribute petroleum products, including fuels, jet fuel, diesel, LPG, kerosene (oil), naphtha and bitumen directly to commercial, industrial, institutional and residential customers as well as governmental entities.  Dor Alon and Dorgas also supply, install and maintain customer end-user equipment, such as fuel tanks and LPG balloons, related to the petroleum products they supply. The direct marketing of LPG is coordinated solely by Dorgas.

Commercial customers include the Palestinian Authority, and customers in the fields of industry, transportation, agriculture, and infrastructure, among others. Institutional customers include municipalities and cooperatives for public transportation. Private sector clients are mostly domestic customers and small businesses that use refined oil for heating and cooking, private homes, apartment buildings and small businesses. As of June 30, 2010, Dor Alon had approximately 100,000 domestic customers.

Jet Fuel Marketing

Dor Alon’s jet fuel marketing operations include the marketing of jet fuel to civilian airlines, and are, since 1997, conducted through a joint venture with Chevron to market and supply jet fuel to commercial airlines at Ben Gurion International Airport.  Each party refers customers to the joint venture, with Chevron referring its customers, foreign airlines, with whom it operates abroad. All fuel companies marketing jet fuel are obligated to purchase refueling services for aircrafts at Ben Gurion International Airport from two companies - Paz Aviation Services Ltd. and Mercury Aviation (Israel) Ltd., a company in which Dor Alon holds 31.25% of its issued and outstanding ordinary shares. Mercury Aviation (Israel) Ltd. provides the customer refueling services to the joint venture of Dor Alon and Chevron. As of September 15, 2010, Paz Aviation Assets Ltd. is the only company that provides jet fuel storage services, though this company’s activities are regulated and it is obligated to provide storage services at regulated prices.

13.3 Recent Developments

Acquisition by Blue Square from Alon Israel Oil Co. of all of Alon's holdings in Dor Alon Energy In Israel (1988) Ltd.

On October 3, 2010, the Company completed its acquisition from Alon of all of Alon’s approximately 80% holdings in Dor Alon, a publicly traded company on the Tel Aviv Stock Exchange (the "Acquisition").  Alon is the controlling shareholder of Blue Square.

In exchange for each share in Dor Alon held by Alon, Blue Square issued to Alon 1.8 shares of Blue Square, and in exchange for all of the Dor Alon shares held by Alon, Blue Square issued to Alon an aggregate of 20,327,710 ordinary shares.  The purchase price for the acquisition of Dor Alon was NIS 966 million based on the Company's ordinary share price of NIS 47.51 (the closing price on October 3, 2010 on the TASE). As a result of the transaction, Alon's direct and indirect ownership interest in Blue Square increased from approximately 68.50% to approximately 78.35% of the outstanding share capital of Blue Square.

Within the framework of the Acquisition, the Company distributed a dividend to the Company's shareholders not out of profits, of NIS 800 million, or approximately US$220.5 million (based on the representative rate of exchange on October 4, 2010), which represented a dividend of approximately NIS 12.307, or approximately US$3.39 (based on the representative rate of exchange on October 4, 2010), per  Blue Square ordinary share (after taking into account the shares issued to Alon in the acquisition) (the "Dividend Distribution").   The dividend, net of taxes withheld at source pursuant to Israeli law, was paid on October 18, 2010 to shareholders of record as of close of business on October 5, 2010.

Name change to Alon Holdings Blue Square – Israel Ltd.

On July 15, 2010, the Company changed its name to Alon Holdings Blue Square – Israel Ltd.

13.4 Summary Terms of the Offer

Issuer	Alon Holdings Blue Square – Israel Ltd.
Securities Offered	NIS 100,000,000 principal amount of Series C Notes (plus an additional NIS 15 million that the Company may be entitled to issue if potential investors oversubscribe for the offering) (the "Notes").
Denomination	The Notes will be issued in NIS units, each in the principal amount of NIS 1,000.
Series C Offering Price	Price per unit to be determined by tender and which will be equal to or higher than NIS 945 per unit.
Series C Principal Payment Dates
Principal payable in 12 equal annual installments (11 annual equal installments in an amount equal to 8.33333% of the total principal and a final installment in an amount equal to 8.33337% of the total principal amount) on November 4 of each of the years 2011 through 2022.

Series C Maturity	November 4, 2022.
Interest Rate Series C	The interest rate will be 2.5%
Series C Interest Payment Dates	Interest on the outstanding principal will be payable on a bi-annual basis on May 4 and November 4 of each of the years 2011 through 2022.
Series C Linkage	The principal and interest will be linked to increases in the Israeli Consumer Price Index, or CPI, for the month of September, 2010, which was published on October 15, 2010.

Ranking	Unsecured debt.
Rating	A1
Early Redemption	None.
Trading	We have applied to list the Series C Notes for trading on the TASE.
Use of Proceeds	General corporate purposes, which may include financing our operating and investing activity, and continued dividend distributions as customary in the Company
Governing Law	Israeli law and courts
Trustee for the Series C Notes	Hermetic Trust (1975) Ltd.

Summary of Selected Unaudited Condensed Consolidated Pro Forma Financial Information

Introduction

The following summary selected unaudited condensed consolidated pro forma financial information illustrates the effect of the acquisition by the Company of Alon's approximately 80% equity interest in Dor Alon and the cash dividend of NIS 800 million paid to the Company's shareholders on October 18, 2010. The Company will account for the acquisition as an acquisition under IFRS 3R (Business Combinations).

The information in the table below  was extracted from the unaudited pro forma condensed consolidated statement of financial position of the Company as of June 30, 2010 and the unaudited pro forma condensed consolidated statement of income of the Company for the six months period ended June 30, 2010 and for the year ended December 31, 2009. The unaudited pro forma condensed consolidated statement of financial position has been prepared as though the acquisition of Dor Alon and the dividend distribution occurred as of June 30, 2010. The unaudited pro forma condensed consolidated statement of income for the six months period ended June 30, 2010 and the year ended December 31, 2009 have been prepared as though the acquisition of Dor Alon and the dividend distribution occurred as of January 1, 2009. The pro forma statement of income excludes nonrecurring costs resulting from the transaction.

The pro forma adjustments, which are based on available information and certain assumptions that management believes are reasonable, are applied to the historical financial statements of the Company and Dor Alon.

The summary selected unaudited condensed consolidated pro forma financial information is provided for illustrative purposes only, and does not purport to show what the actual results actually would have been had the acquisition and dividend distribution actually occurred on the dates assumed.  The information also does not indicate what the future operating results or combined financial position of the combined company will be.  The accompanying summary selected unaudited condensed consolidated pro forma financial information as of June 30, 2010, for the six months period then ended and for the year ended December 31, 2009 should be read in conjunction with: (i) the historical consolidated financial statements of the Company for the year ended December 31, 2009 contained in the 2009 20-F, which is incorporated herein by reference; (ii) Operating and Financial Review and Prospects included as Item 5. to the 2009 20-F, (iii) the historical consolidated financial statements of the Company for the six month period ended June 30, 2010 and the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the six month period ended June 30, 2010, both of which were attached to the Company's Form 6-K, dated October 14, 2010; (iv) the historical  financial statements of Dor Alon for the year ended December 31, 2009 and the Directors Reports of the Company's Affairs for Dor Alon attached as Annex C and D to the proxy statement, respectively, which were attached to the Company's Form 6-K, dated May 27, 2010; and (v) the historical  financial statements of Dor Alon for the six months ended June 30, 2010, and the Directors' Report on Dor Alon's State of Affairs for the six- and three-month period ended June 30, 2010, both of which were attached to the Company's Form 6-K, dated November 5, 2010.

For more detailed information, see the Unaudited Condensed Consolidated Pro Forma Financial Information attached to the Company's Form 6-K, dated November 5, 2010.

Unaudited Pro Forma Condensed Consolidated Statements of Income Data:

	For the six months ended June 30, 2010		For the Year ended December 31, 2009
	NIS in thousands	US dollars in thousands [1]	NIS in thousands	US dollars in thousands [1]
Revenues	6,968,612	1,798,352	13,567,920	3,501,399
Less – government levies	1,311,591	338,475	(2,543,303)	(656,336)
Net revenues	5,657,021	1,459,877	11,024,617	2,845,063
Cost of sales	4,233,254	1,092,453	8,199,553	2,116,014
Gross profit	1,423,767	367,424	2,825,064	729,049
Selling, general and administrative expenses	1,211,477	312,639	2,419,876	624,484
Operating profit before other gains and losses and changes in fair value of investment property	212,290	54,785	405,188	104,565
Other gains	2,574	664	4,699	1,213
Other losses	(6,528)	(1,685)	(35,413)	(9,139)
Changes in fair value of investment property, net	13,187	3,403	20,775	5,361
Operating profit	221,523	57,167	395,249	102,000
Finance expenses, net	(101,981)	(26,318)	(231,226)	(59671)
Share in profits (losses) of associates	(474)	(122)	43	11
Income before taxes on income	119,068	30,727	164,066	42,340
Taxes on income	34,760	8,970	38,693	9,985

Net income for the period	84,308	21,757	125,373	32,355
Net income per Ordinary share or ADS attributed to Company shareholders:

Basic and Fully diluted earnings	1.04	0.27	1.45	0.37

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position Data	As of June 30, 2010
	NIS in thousands	US dollars in thousands [1]
Cash and cash equivalents	144,440	37,275
Short-term bank deposit	119,879	30,937
Investment in securities	323,892	83,585
Working capital	(182,250)	(47,032)
Total assets	8,383,022	2,163,360
Accumulated deficit	(125,096)	(32,283)
Total equity	1,521,851	392,735

1
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at June  30, 2010 (NIS 3.875 =$1.00), as published by the Bank of Israel. During the first six months of 2010, the US dollar gained in value vis-à-vis the NIS by approximately 2.6%.

13.5 Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into  this shelf offering report and Shelf Prospectus, and, in particular, the following risk factors when deciding whether to invest in the securities being offered.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks. The risks and uncertainties described in the risk factors below are not the only ones we face.  Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share and ADS price of Blue Square may decline.  We cannot assure you that we will successfully address any of these risks.

We are engaged in a highly competitive business. If we are unable to compete effectively against major supermarkets, low-priced supermarkets and other competitors, our business will be materially adversely affected.

Supermarkets

The food retailing industry in Israel is highly competitive and is characterized by high turnover and narrow operating margins. We compete with the other major supermarket chain, Shufersal (formerly known as Super Sol), low-priced smaller supermarket chains, independent grocers, open-air markets, and other retailers selling supermarket goods. Competitive pressures increase as the supermarket sector in Israel approaches higher saturation levels and continue to increase as our competitors expand their operations and new companies enter the market with hard discount formats.

We believe that an important factor in the purchase decisions of a large portion of the Israeli public is the price of the products it purchases. As a result, in recent years, we and our competitors have established or expanded low-price and hard discount store formats. In 2007, we launched our “Mega In Town” format designed to bring discount shopping to neighborhoods and city centers, and in 2008, we launched our new hard discount store format, "Mega Bool".

In addition, smaller supermarket chains during 2009 continued to aggressively increase their market share and expand their presence in selected areas in Israel, often geographically beyond their original locations, increasing competition in an already difficult market.  Based on A.C. Nielsen, we estimate that the smaller supermarket chains' market share was approximately 27.7% of the bar-coded market in Israel during 2009.  The low barriers of entry, including the relatively low cost of establishing a new smaller supermarket chain, have contributed to the increase in number and expansion of smaller supermarket chains in recent years. These smaller supermarket  chains have been able to capture a significant part of the sales from the major chains in their areas by using lower cost non-unionized labor and having lower operating costs and, in some cases by operating on Saturdays and offering non-kosher food.  Large supermarket chains in Israel, including us, are kosher and therefore do not offer non-kosher food or generally operate on Saturdays.

In 2005, a number of smaller supermarket chains which operate on a local geographic level combined to form a separate entity, Fourth Chain Company Ltd., in order to develop a private label and to jointly negotiate with suppliers. In 2006, the Fourth Chain Company started to market a private label brand.  This combination, and possible similar combinations of other smaller supermarket chains, may generate the efficiencies of a major nationally-spread chain and enable them to compete more efficiently with us.

Since the merger of Shufersal with ClubMarket, another major chain, in 2005, we have faced a larger competitor, many of whose stores are characterized by the every day sale of products at low prices.  Based on A.C. Nielsen, we estimate that Shufersal's market share was approximately 37.3% of the bar-coded market in Israel during 2009, as opposed to our own approximately 21.8% share of the bar-coded market during 2009.  This difference in market share may give Shufersal a greater competitive advantage in its dealings with customers, suppliers and other third parties.

If we are unable to maintain our current level of sales or if we lose market share to our competitors, our negotiating position with suppliers, which is based, in part, on our market share in the Israeli retail market, and our revenues may be adversely affected, with a corresponding impact on profitability. We cannot assure you that we will be able to maintain our sales and market share.

Non-Food Retail and Wholesale

The merchandise we sell in our non-food retail and wholesale business through Bee Group is varied, and we therefore compete in several different markets. Accordingly, our "Naaman", "Sheshet" and "Vardinon" stores compete in the houseware, home textile and accompanying accessories markets. Our "Dr. Baby" stores compete in the baby  and young children accessories market, and our "All for a Dollar" and "Kfar Hasha’ashuim" stores compete in the toys and leisure accessories market and the back-to-school products market.

In recent years competition in the non-food retail and wholesale industry has increased, primarily due to the entry of retail chains and stores from outside the food industry, such as Toys “R” Us, Office Depot, do-it-yourself chains such as Home Center and ACE (a franchisee of Ace Hardware), household stores, home textile stores, such as Golf & Co. Ltd., FoxHome and Kitan Textile Industries Ltd., houseware stores, electricity appliances stores and also due to the expansion of the houseware and home textile departments in supermarkets. This competition affects the selling prices of our products and the level of our sales. Nevertheless, our Sheshet chain is positioned as a chain that provides products at competitive prices. Increased competition may adversely affect our level of sales and our profitability.

In addition, the barriers of entry are low in some of the markets in which the Bee Group competes due to the price and availability of products from overseas suppliers, although the establishment of a network of stores throughout the country together with the required import and marketing of products requires a high level of investment.  The entrance of new competitors may reduce our market share and may reduce the selling prices of our products and lead to a reduction in our profitability.

Economic conditions in Israel affect our financial performance.

Supermarkets and Non-Food Retail and Wholesale

All of our supermarket sales are made in Israel, and we acquire a substantial majority of the goods that we sell from Israeli suppliers. Consequently, our financial performance is dependent to a significant extent on the economy of Israel. During 2007 and 2008, Israel's Gross Domestic Product rose by 5.3% and 4.1%, respectively.  However, in 2009 the global economic crisis, instability and uncertainty affected the economic conditions in Israel, and reports of the Israeli Central Bureau of Statistics indicate that during 2009 Israel's Gross Domestic Product rose by only 0.8%. Initial reports indicate that the Israeli economy increased/decreased by 4.1% (annualized) during the first half of 2010.  We believe that the economic slowdown has affected the buying patterns of our customers, as more customers shift their purchases to low-price and hard discount stores, which have a lower profit margin. As a result, we have expanded our low-price and hard discount store formats. The economic slowdown in Israel may have an adverse effect on our financial performance, among other things, by reducing our sales and our profitability.

The global economic crisis, instability and uncertainty have also affected our non-food retail and wholesale business by causing a slowdown in the growth of private consumption, which could affect the growth of our houseware, home textile, toys, leisure, and baby and young children accessories businesses. Beginning in the second quarter of 2009, the Israeli economy began to recover and there has been an improvement in the growth of private consumption.

In addition, the global economic crisis has also reduced the availability of credit, increased the costs of financing and the terms under which banks agree to provide financing.  These developments may reduce our sales, increase our costs of borrowing and reduce our profitability.

Real Estate

We value our yield-generating real estate property at fair value according to IAS 40 and changes to the fair value of our real estate are reflected in our financial statements.  The fair value of our properties could be impacted by a number of factors, including the global economic and financial market crisis, as well as the retail sector in Israel because most of our assets are intended for retail businesses. Reductions in the fair value of our real estate may materially adversely affect our financial results.

During 2010, we entered the area of real estate promotion and planning. The promotion and planning of residential buildings has different risks related to the economy such as: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; changes in the interest rates in the economy that affect a project's financial expenses and their profitability; and the difficulty in receiving loans at reasonable terms for the acquisition of properties as a result of the level of mortgage interest rates for those acquiring properties and the banks' position relating to the level of equity and security required from the purchasers of properties which could all affect the demand for residential properties.

We have a history of quarterly fluctuations in our operating results and expect these fluctuations to continue due to seasonality.  This may cause the share and ADS price of Blue Square to be volatile.

Our business is subject to fluctuations in quarterly sales and profits. These fluctuations are primarily attributable to increased sales and higher operating income in the holiday seasons occurring in different quarters from year to year.  Thus, for example, in our supermarkets, and in our "Naaman", "Vardinon" and "Sheshet" chains, increased sales attributable to Passover, which occurs in either March or April, may be realized in either the first or the second quarter, and sales attributable to the Jewish New Year, which occurs in either September or October, may be realized in either the third or the fourth quarter. In our "Kfar Hasha'ashuim" chain, increased sales are generally attributable to Purim, which occurs in March, and to the "Back-to-School" season in August.  However, the timing of the holidays does not affect our semiannual results.

Many of our expenses are unrelated to the level of sales. Therefore, a relatively modest increase or decrease in sales, whether or not related to the timing of holidays, tends to have a disproportionately large impact on our profitability.

Because of the fluctuations that we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our operating results are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future periods. Our failure to meet these expectations may cause the share and ADS price of Blue Square to decline.

Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares.

In connection with our issuance of NIS 400 million in aggregate principal amount of unsecured 5.9% convertible and nonconvertible debentures in August 2003, Blue Square’s board of directors resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) to EBITDA for any quarter exceeds 3.5 until June 30, 2006 or exceeds 3.0 thereafter.  Blue Square’s board of directors also resolved that Blue Square would not distribute dividends in any quarter if the ratio of the unencumbered fixed assets (net of depreciation) and investment property as set forth on our financial statements to financial obligations (as defined then by S&P Maalot, an Israeli rating agency owned by S&P) for any quarter is below 120%.

On January 14, 2010, Blue Square's board of directors decided that in view of the changes and development of Blue Square since 2003, including the transfer of Blue Square's and Mega Retail's real estate properties to BSRE (which has financial obligations to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of Bee Group (a Non Food retailer), and the reorganization of Blue Square's food retail activities in its subsidiary, Mega Retail Ltd., that the ratio of net financial obligations to EBITDA is to be calculated by deducting from the net financial obligations Blue Square's debt which is related by the company to real estate that is not in use by Blue Square (which is equal to 75% of the investment property as recorded on the balance sheet). On June 30, 2010, the net financial obligations to EBITDA (calculated in accordance with the deduction described above) were less than two. Our board of directors further resolved that Blue Square would not distribute dividends in any quarter if the ratio of our net financial obligations (calculated in accordance with the deduction described above) to EBITDA for any quarter exceeds 4.5.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events.  A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

The 5.9% unsecured debentures that we issued in August 2003 are subject to downgrading upon the occurrence of certain events, including as described above. A downgrading of the rating on these debentures to "ilBBB" or lower may require us to repurchase our 5.9% unsecured debentures issued in August 2003.

On September 15, 2010, Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog"), announced that it had applied the rating of "A1" for potential future issuances of up to NIS 500 million (approximately US$ 132.7 million) of debentures, and that it had applied an A1 rating to the Company's 5.9% secured debentures and its 5.9% unsecured debentures we issued in 2003. On October 26, 2010, Standard & Poor's Maalot (an Israeli rating agency owned by Standard & Poor’s) ("Maalot") announced that it had downgraded its rating on the Company's 5.9% secured debentures and its 5.9% unsecured debentures from "ilA+" to "ilA-" and removed the rating from CreditWatch with negative implications where it was placed on April 26, 2010. This rating was subsequently withdrawn at the Company's request.   On October 26, 2010, we announced that we terminated our rating agreements with Maalot and that Midroog would be the rating agency that will continue to rate our debentures in the future.

We are dependent to a significant extent on a limited number of key suppliers.  If these suppliers raise prices or encounter difficulties in providing their products, our operating results will be adversely affected.

We purchase most of our dairy, fresh produce and poultry products from the Tnuva corporation, which holds a leading position in the domestic dairy and poultry markets. To the best of the Company's knowledge, some of the collective acquisition entities of Kibbutzim in Israel that hold shares in Alon, our controlling shareholder, also hold 21.5% of Tnuva. In 2009 and the first half of 2010, Tnuva’s products accounted for approximately 14.4% and 14.1%, respectively, of all the products sold at our supermarkets. In addition, the Strauss group, an Israeli food manufacturer, accounted in 2009 and the first half of 2010 for approximately 9.2% and 9.4%, respectively, of all products sold at our supermarkets, and the Osem group accounted for approximately 7.5% and 8.1% of all products sold at our supermarkets in 2009 and the first half of 2010, respectively.  Due to our status as a leading food retailer in Israel which allows us  to offer a wide assortment of products and promotions, on a national level, of these suppliers’ products, and the fact that we maintain an excellent and long-standing relationship with Tnuva, the Strauss group and Osem, we do not believe that there is a material risk of future discontinuance  of the supply of products of these key suppliers. However, we do not have a written contract with Tnuva, Strauss group or Osem obligating them to supply products to us. The ten largest suppliers accounted for approximately 55.7% and 58% of our product purchases in 2009 and the first half of 2010, respectively. Due to the relatively large market share of these suppliers, we depend on them and on a number of other suppliers that supply brands characterized by high customer loyalty, such as the Central Company for the Manufacture of Soft Drinks Ltd., which is the exclusive franchisee of Coca Cola in Israel and which also distributes other popular soft drinks. Increases in prices by our suppliers are generally not offset, fully or as quickly, by increases in our selling prices and revenues because of competitive pressures. We cannot assure that, in the future, Tnuva, Strauss group, Osem or any of these other suppliers will not significantly raise the prices of the products they supply us in the future, or encounter difficulties in providing these products to us, in either of which cases our operating results might be adversely affected.

Alon is able to control the outcome of matters requiring shareholder approval.

As of October 31, 2010, Alon owned approximately 77.45% of Blue Square’s outstanding ordinary shares.   So long as Alon, or any successor to its shareholdings in Blue Square, continues to own beneficially more than 50% of our outstanding ordinary shares and voting power, it will be able to control the outcome of matters requiring shareholder approval that do not require a special majority, including the election of all Blue Square directors, other than Blue Square's two external directors whose election, under the Israeli Companies Law, requires that at least one-third of the non-controlling shareholders who participate in the vote, vote for their appointment, or that the total number of shares of non-controlling shareholders that voted against their appointment does not exceed one percent of the aggregate voting rights in the company.

We own a majority interest in most of our subsidiaries. As a majority shareholder, we owe fiduciary duties to the non-controlling shareholders of our subsidiaries and have to share dividends and distributions with these non-controlling shareholders.

In addition to our wholly owned subsidiaries, Mega Retail and Bee Group, our two main subsidiaries are BSRE, in which we owned a 78.35% interest as of September 30, 2010,  and Dor Alon, in which owned an approximately  80% interest as of October 3, 2010.

 Through our subsidiary, Bee Group, as of September 30, 2010, we held approximately 66.85% of the outstanding shares of Naaman Porcelain Ltd., which held approximately 88.74% of the share capital interest in Vardinon Textile Ltd., both of which are publicly held and traded on the Tel Aviv Stock Exchange.  In addition, as of September 30, 2010 we owned nine separate supermarkets and one store within a Mega store through our 51% subsidiary, Eden Teva.  The ordinary shares of Eden Teva that are not owned by us are held by private third parties (including the CEO of Eden Teva).

Mega Retail leases from BSRE the real estate underlying a substantial portion of the supermarkets that it owns. The ordinary shares of BSRE that are not owned by Blue Square are publicly held and traded on the Tel Aviv Stock Exchange.

In order to satisfy whatever fiduciary obligations we may have under applicable law to the non-controlling shareholders of our partially owned subsidiaries, we endeavor to deal with each of these subsidiaries at “arm’s-length.”  Some transactions between Blue Square and any of these subsidiaries, including any cancellation of such transactions, require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of the subsidiary by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from a subsidiary requires the approval of the directors of that subsidiary, and may be subject to restrictions imposed by loan and other agreements to which they are parties.

In recent years, we have expanded our non-food retail and wholesale business by acquiring businesses with stand alone retail outlets.  We may not be able to successfully consolidate these business operations with our supermarket business or to capitalize on potential synergies of the internal reorganization of our non-food retail and wholesale businesses.

As part of our strategy to expand our presence in “Non-Food” stand alone retail outlets, we acquired 50% of Bee Group in 2005 and by 2008 we had increased our holdings in Bee Group to 85% (subsequently increased to 100%). During this period, Bee Group acquired the controlling interest in Vardinon Textile Ltd. (home textile retailer and wholesaler) and the controlling interest in Naaman Porcelain Ltd. (houseware retailer and wholesaler) (the "Bee Group Acquisition"), and Bee Group effected an internal reorganization of its own subsidiaries in order to improve Bee Group's operating efficiency. Realization of the anticipated benefits of our Bee Group acquisitions, including anticipated operating synergies among the various subsidiaries of the Bee Group, and between the Bee Group and the Company as a whole will depend, in large part, on our ability to successfully eliminate redundant corporate functions and consolidate company and shared service responsibilities. We will be required to devote significant management attention and resources to the consolidation of business practices and support functions while maintaining the independence of the Bee Group's stand alone brand names.

The process of consolidating corporate level operations could cause an interruption of, or loss of momentum in, our business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with our Bee Group acquisitions and the realization of corporate synergies and operational improvements could have an adverse effect on our business, financial results, financial condition or share price. The consolidation and integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated synergies and other benefits anticipated from the Bee Group acquisition will be realized.

In addition, our expansion into the non-food retail and wholesale business has required us to enter new markets in which we have no or limited experience and where competitors may have stronger market positions. If we are not able to successfully compete against our more experienced competitors in the stand alone Non-food retail and wholesale outlet businesses, our business may be adversely affected.

Failure to obtain or maintain permits required for our operations may adversely affect our operating results.

Our operation of supermarkets in Israel requires permits from municipal authorities, which are conditioned on the prior approval of various agencies, including the health and environment ministries, and the police and fire departments. Some of these permits are currently in the name of the Co-Op Blue Square Services Society, or the Co-Op, our former controlling shareholder, and entities other than us, and have not yet been transferred or re-issued to us.  Furthermore, as a result of the reorganization of our supermarket retail and real estate activities, these permits are to be transferred in the name of Mega Retail, in which all of our food retail activity has been centralized. Also, some of our stores require permits that have not yet been obtained, or have expired or require renewal.

Some of our Bee Group stores do not have permits according to the requirements of the Israeli Business Permits Law, 1968.  A lack of such permits by any store would be considered a breach of the tenancy agreement for such store, which would allow the landlord to annul the lease agreement. As of September 30, 2010, none of the landlords had made use of this right.

In addition, Kfar Hashashuim received a court issued order to vacate its logistics center due to a lack of a permit to conduct its business in the logistics center and a lack of building permits.  However, BSRE is in the process of building a new logistics center for the Bee Group, and therefore Kfar Hasha'ashuim has requested a delay in the execution of the closure order. On February 2, 2009, the court decided that the execution of the order to vacate will be delayed until after further hearing on the matter. On March 15, 2010, the court set the date of July 12, 2010 for receiving further updates on moving into the new logistics center. A court hearing was held on October 18, 2010 in which Kfar Hashashuim informed the court of its new logistics center and informed the court of its intention to completely vacate the logistics center by the end of November 2010. The court set the date of December 20, 2010 for receiving further updates on moving into the new logistics center.

As a result of the hostilities between Israel and the Palestinians, the relevant authorities, including the police, have required us to adopt various security measures.  These safety requirements prescribe extensive investment in safety equipment, the retaining of security personnel and may lengthen the time dedicated for obtaining permits from the municipal authorities.  If we are unable to obtain or maintain one or more required permits, we may be required to close one or more stores or to take other remedial action to obtain or maintain these permits.

Increase in employee minimum wage in Israel may adversely affect our operating results.

A substantial portion of our employees’ wages is adjusted upon a change in the minimum wage in Israel. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008, to NIS 3,850 or approximately $1,050 (as of September 30, 2010). On May 23, 2010, a governmental committee of ministers approved a proposal to amend the Minimum Wage Law, 1987, to gradually increase the minimum wage to NIS 4,600 (approximately $1,255 (as of September 30, 2010)) over a period of 15 months. The Knesset has not yet approved such amendment of the Minimum Wage Law and it is unknown if and when such amendment will be approved. An increase in minimum wage will increase our labor costs and thus adversely affect our operating results.

Future issuances of our ordinary shares could reduce our share price.

Out of the NIS 400 million in aggregate principal amount of unsecured 5.9% debentures that we issued in August 2003, NIS 200 million in aggregate principal amount were convertible debentures (principal repayable in three equal installments in the years 2007, 2009 and 2011) which as of September 30, 2010 were convertible into Blue Square ordinary shares at a  per share price of NIS 18.39. This conversion ratio is subject to adjustment in the event of distribution of bonus shares, cash dividends and the issuances of rights. Following the adjustment as a result of the dividend distribution, the conversion ratio is NIS 6.083. On October 3, 2010, the closing price per share of our ordinary shares on the Tel Aviv Stock Exchange was NIS 47.51. As of October 31, 2010, the remaining principal balance of our convertible debentures was approximately NIS 2.8 million.

In January 2008, we adopted a share option plan for officers and employees of Blue Square and its subsidiaries and affiliates.  As of September 30, 2010, the total number of shares available for issuance under the plan was 2,269,324 shares, subject to adjustments.

The issuance of ordinary shares to holders of our convertible debentures, to holders of options under our share option plan, or to Alon, or the perception that those issuances may occur in the future, could materially and adversely affect the market price for our ordinary shares.

The Israeli Antitrust Authority may take actions that limit our ability to execute our business strategy or otherwise affect our profitability.

Our strategy includes expanding our market presence in existing retail food markets and entering into new retail food and “Non-Food” markets.  The Israeli Antitrust Authority may limit our ability to execute our strategy, inter alia, by limiting our ability to acquire existing stores or enter into mergers to acquire existing stores.

On January 5, 2005, the Commissioner of the Israeli Antitrust Authority issued his final position regarding “commercial restrictive practices between the dominant food suppliers and the major supermarket retail chains”. According to the Commissioner’s final position, some of these practices were found to be restrictive trade agreements under the antitrust laws. The Commissioner issued a directive in which he prohibited these practices unless approved by the Restrictive Trade Practices Court or exempted by the Commissioner himself.

Among the practices that were found to be restrictive according to the Commissioner were the following: arrangements with suppliers that determine the suppliers of the retail chains, their identity and their number; arrangements for the management of product categories in conjunction with suppliers; arrangements regarding the retail selling price; arrangements for determining the market share of a particular supplier’s products and arrangements for determining prices made by suppliers to competing chains; arrangements with regard to the use of suppliers’ manpower to stock merchandise on the shelves of the chains’ stores.  Limits were imposed on financial incentives to the chains with regard to display areas and on special offers to chains for meeting certain sale targets.

We have been applying most of these directives using an internal compliance program that we have adopted.

Presently we do not know how, if at all, our business would be affected should the Commissioner take any action against us with respect to those issues under dispute.

In August 2006, the Restrictive Trade Practices Court approved a consent decree reached between the Commissioner and certain specific food suppliers.  The consent decree stipulates various prohibitions, conditions and restrictions that would apply to certain practices of these suppliers. The consent decree addresses the following practices: arrangement by which suppliers influence the number or identity of competing suppliers; acquisition of shelf and off-shelf display space; category management; the use of suppliers’ representatives to physically arrange the shelves in the chains’ stores; discounts and rebates in exchange for meeting sales targets; arrangements that determine a supplier’s market share; exclusivity in sales and price dictation by suppliers.  The Company is not a party to the consent decree; however, it could nevertheless have an effect on the practices of the Company’s suppliers and indirectly on the Company.

Increases in oil, raw material and product prices may affect our operating results.

The sharp fluctuation in oil prices in recent years has led to the fluctuation in our electricity prices and the price of raw materials used in the plastic packing industry. In 2008, a number of our suppliers increased their product prices to us due to increases in raw material prices. While these suppliers have not raised prices further during 2009, and the first half of 2010 was characterized by moderate changes in fuel prices, we cannot assure you that they will not raise prices in the future.. Further increase in oil, raw material and product prices would impose  significant expenses and costs on us, which could have an adverse effect on our operation results.

Impact of inflation may adversely affect our financial expenses and operating income.

Our non-financial assets and equity are not adjusted for inflation in Israel, while the repayment of interest and principal under part of our loans and all debentures are adjustable, linked to changes in the Israeli consumer price index, as provided in our loan and debenture agreements. As a result, an increase in inflation in Israel would have the effect of increasing our financial expenses without any corresponding offsetting increase in our assets and revenues in our financial statements, leading to lower reported earnings and equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. The Company has an excess of CPI-linked liabilities over CPI-linked assets (mainly in respect of outstanding debentures). Toward the end of 2008, we engaged in transactions to hedge a small part of this inflation risk. We engage in these transactions from time to time to reduce our risk to inflation, although we do not eliminate the risk of inflation.

In addition, some of our operating expenses are either linked to the Israeli consumer price index (such as lease payments payable by us under various real estate property leases in connection with our operations) or are indirectly affected by an increase in the Israeli consumer price index.  As a result, an increase in the inflation rate in Israel would have the effect of increasing our operating expenses, thereby affecting our operating income. The extent of this effect on our operating income depends on the rate of inflation in Israel.

The value of our securities portfolio may be adversely affected by a change in the capital markets, interest rates or the status of the companies in whose securities we have invested.

As June 30, 2010, we held approximately NIS 181 million in Israeli corporate and government bonds with fixed interest rates, a portion of which is linked to the Israeli CPI.  Therefore, a decrease in the market value of these bonds or interest rates or a change in the status of the companies in whose bonds we have invested could lead to a material increase in our net financing expenses.

Damage to our reputation may have a material adverse effect on our operating results.

Our brand names, including some of our store format brands, are among the most well recognized brands in Israel.  For example, according to internal surveys, the Mega brand is one of the most prominent and well-known brands in Israel. Damage to our reputation or to the reputation of our store format brands due to reports in the media or otherwise may have a material adverse effect on our level of sales with a corresponding impact on our profitability and operating results.

We are dependent on franchisees who own and operate a large portion of our Bee Group stores. We have limited control over franchisees, and our financial results could be negatively impacted by the performance of the franchisees.

Bee Group, holds and operates through subsidiaries large retail chains with 281 stores as of September 30, 2010, of which 194 stores of our "Kfar Hasha'ashuim", "Dr. Baby" and "Rav-Kat", "Sheshet", "All for a Dollar" and "Naaman" chains, are owned and operated by franchisees.  This store ownership mix presents a number of drawbacks, such as our limited control over franchisees and our limited ability to facilitate changes in the ownership and management of the franchised stores.

Subject to the terms of our franchise agreements, franchisees independently operate and oversee the daily operations of their stores, and they have a significant amount of flexibility in running their operations. Their employees are not our employees.  Although we can exercise control over our franchisees and their store operations to a limited extent through our franchise agreements, the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.

In addition, our franchise agreements limit our ability to open new stores in the vicinity of existing franchised stores, which may limit our ability to expand our business.

Volatility of Blue Square’s share and ADS price could adversely affect its shareholders.

The market price of Blue Square’s ordinary shares and ADSs could be volatile and could be subject to fluctuations in response to numerous factors, including the following:

·	actual or anticipated variations in our quarterly operating results or those of our competitors;
·	changes in financial estimates by securities analysts;
·	conditions or trends in our business;
·	changes in the market valuations of our competitors;
·	announcements by us or our competitors of significant acquisitions;
·	entry into strategic partnerships or joint ventures by us or our competitors;
·	changes in the political, economic, security and military conditions in Israel;
·	additions or departures of key personnel; and
·	sales of ordinary shares by Blue Square’s controlling shareholder.

Many of these factors are beyond our control and may materially adversely affect the market price of Blue Square’s ordinary shares and ADSs, regardless of our performance.

Since 1996, Blue Square’s ADSs have been listed for trading on the New York Stock Exchange.  Since November 2000, Blue Square’s ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange.  Volatility of the price of Blue Square’s securities on either market is likely to be reflected in the price of Blue Square’s securities on the other market.  In addition, fluctuations in the exchange rate between the NIS and the dollar may affect the price of Blue Square’s ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of Blue Square’s ADSs on the New York Stock Exchange.

Currency fluctuations might affect our operating results and translation of operating results.

Any devaluation of the NIS against various non-Israeli currencies in which we or our suppliers pay for imported goods has the effect of increasing the selling price of those products which we sell in Israel in NIS and thereby our operating results.  This devaluation would have a greater affect on our non-food retail and wholesale business because a higher proportion of the goods that we sell in our Bee Group stores are acquired from overseas suppliers.  Any devaluation would also cause an increase in our expenses as recorded in our NIS denominated financial results even though the expenses denominated in non-Israeli currencies would remain unchanged.

In addition, because our financial results are denominated in NIS and are translated into US dollars for the convenience of US investors, currency fluctuations of the NIS against the US dollar may impact our US dollar translated financial results.

Our profit margin would be adversely affected if our ability to utilize our distribution centers were limited.

We have a distribution center in Rishon Letzion from which we distribute a large portion of the products they carry to our supermarkets. The products distributed by our distribution center to our supermarkets made up approximately 21.5% and 20.8% of our total purchases during 2009 and August 2010, respectively. In addition we are in the process of opening a new distribution center for non-food sold in our supermarkets and by Bee Group. Our inability to utilize the distribution centers for any reason may significantly impair our ability to distribute our products to our supermarkets and to our Bee Group stores and would adversely affect our profit margin.

We are exposed to risks of fraud and theft with regard to our gift certificates which may cause a loss of revenue and non-recoverable expenses.

We run programs under which we issue and sell gift certificates and electronic prepaid cards to institutions, companies and individuals, particularly during the High holy days and Passover seasons.  The gift certificates and prepaid cards can be used in our stores as well as other stores with which we entered into collaboration agreements.  Based on our experience, we are exposed to risks connected with the issuance of gift certificates, including risks that they may be fraudulently forged or stolen, and we are exposed to risks of computer fraud or errors in connection with the issuance of prepaid cards. A substantial or large scale forgery, theft, fraud or error may cause a reduction in our revenue and increase our expenses.

The potential declaration of a boycott by certain segments of Israel’s ultra-orthodox population against our Shefa Shuk stores may affect our financial results.

Since the second half of March 2008, the media has published reports that certain segments of Israel’s ultra-orthodox population are considering the declaration of a boycott against our Shefa Shuk stores due to the operation of stores owned by our controlling shareholder on the Jewish sabbath. Although the Company is unaware of any public declaration of a boycott, since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-orthodox community and/or are located within ultra-orthodox neighborhoods. During 2008 and with the launching of "Mega Bool" chain at the end of 2008, we have converted most of our Shefa Shuk stores to "Mega in Town" and "Mega Bool" stores. As of September 30, 2010, we operated 16 Shefa Shuk stores compared to 21 as of December 31, 2008.  An actual declaration of a boycott may adversely affect the company's financial results.

The failure of our use of technological information systems and computer systems may adversely affect our day-to-day operations.

We use several IT systems.  Our day-to-day operations are dependent on the proper function of these systems.  We take various measures to ensure the integrity and reliability of the data and computer systems, including data protection and data back up.  However, a failure of our data and/or computer systems may adversely affect our day-to-day operations.

We are party to legal proceedings in connection with tax assessments.

In July 2005, the Income Tax Authority issued a notice of a deduction assessment for the years 2001-2004 to the Company. The amount claimed under this assessment totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In November 2005, several senior employees were questioned under warning, with respect to these benefits.  Following these assessments and after the rejection of the Company's position on the matter, the Income Tax Authority issued to the Company deduction assessment orders for the years 2001-2004 in the amount of approximately NIS 44 million. The Company has filed appeals with the District Court contesting these assessment orders, which as of the date of this Annual Report are still pending. In July 2007, the Israeli Tax Authority issued to the Company value added tax assessment for the years 2001-2006 in the amounts of approximately NIS 22 million in connection with the subject matter of the foregoing deduction assessments. The Israeli Tax Authority did not accept most of the Company's position, although it agreed to reduce the total amount to approximately NIS 16.3 million.  On February 29, 2009, the Company filed an appeal with the District Court, which as of September 30, 2010 is still pending.  In the opinion of the Company and its advisors, the provisions included in the Company's financial statements are sufficient to cover the potential liabilities.

Political conditions in Israel affect our operations and may limit our ability to sell our products.

We and all of our subsidiaries, as well as Dor Alon, are incorporated under Israeli law and our principal offices and operations are located in the State of Israel. Political, economic, security and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying, from time to time, in intensity and degree, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

The future of Israel’s relations with its Arab neighbors and the Palestinians is uncertain, and several countries, companies and organizations continue to restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in Israel’s relationship with its Arab neighbors and the Palestinians or by restrictive laws, policies or practices directed towards Israel or Israeli businesses.

In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the Palestinians. These hostilities have included terrorist acts in Israel and military operations in the West Bank and Gaza. In December 2008 Israel was engaged in an armed conflict with Hamas in the Gaza Strip, which reduced the sales of some of our stores that are located in the southern region of Israel. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border.  Due to the hostilities in the northern part of Israel and Lebanon, a number of our stores located in the northern region did not operate according to their usual schedule. We cannot predict the effect on our business if hostilities are renewed or the security situation deteriorates in any part of the country.

Many of our officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances.  We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Disruptions of the Israeli ports may affect our ability to import products used in our Bee Group business.

The Bee Group acquires most of its products from suppliers outside of Israel, and most of its products are imported via the sea. A prolonged general strike, shutdown or a disruption of any of the Israeli ports for an extended period of time, including as a result of a military conflict, would affect our ability to import such products or increase their prices. In addition, since the peak selling season of some of our Bee Group stores is before or during the holidays, disruptions in the ports before or during  such holiday seasons may adversely affect our sales and financial results.

Political and economic conditions in China may affect the operating results of the Bee Group.

Most of Bee Group's imports during 2008, 2009, and the first half of 2010 were from suppliers located in China.  Because most of the products sold by the Bee Group are manufactured in and imported from China, its activity may be affected by changes in the political and economic conditions in China.  For instance, any material change in the NIS-Chinese currency exchange rate may increase our manufacturing costs and increase the price of those imported products from China.

Our imports from China are affected by costs and risks inherent in doing business in Chinese markets, including, changes in regulatory requirements or tax laws, export restrictions, quotas, tariffs and other trade barriers, and the state of the economy.

Any of these risks could have a material adverse effect on our ability to deliver or receive non-food products on a competitive and timely basis and on our sales and profitability.

Government-imposed price controls may have a material adverse effect on our operating results.

The Israeli government is authorized to control the retail and wholesale prices of goods and services offered in Israel.  At present, only a few of the products we offer in our stores, including bread, flour, eggs, milk and margarine are subject to government-imposed price controls.  In addition, during periods of high inflation in the past, more extensive price controls were imposed throughout Israel.

We do not believe that current price controls have any material adverse effect on our business or operating results. However, any imposition of more extensive price controls in the future may have a material adverse effect on our operating results.  We cannot assure you that broader price controls will not be imposed in the future.

 It may be difficult to enforce a U.S. judgment against us and some of our officers and directors, to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. Our executive officers and directors are nonresidents of the United States, and substantially all of our assets and most of the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the U.S. federal securities laws against us or any of these non-residents of the United States or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in actions instituted in Israel.

Risks Relating to Real Estate

We are subject to risks regarding the ownership of real estate assets.

We own, through our subsidiaries, real-estate assets, most of which are currently used in connection with the retail operation of our stores, and the remainder is leased to third parties or is held for future development. These assets are subject to risks with regard to ownership of real-estate assets, including decline in demand and surplus of supply of commercial properties, which might have a material adverse effect on the real-estate markets, occupancy rates, rental fees and revenues from third parties and on the value of the assets in the Company's financial statements. These risks include increase of operational costs, decline of the financial conditions of the lessees and additional factors which are beyond our control. In addition, from time to time we acquire real estate with the intention of changing the zoning of such real estate.  We cannot assure that the relevant planning authorities will approve these contemplated zoning changes or, if approved, that we will be able to sell our real estate at a profit following a change of zoning.

The slowdown in the Israeli yield-generating real estate market may adversely affect our business.

Commencing from the beginning of the fourth quarter of 2008 and as a result of global economic and financial market conditions, there has been a slowdown in the Israeli yield-generating real estate market which is evidenced by a decline in the number of real estate transactions, a reduction in the availability of credit sources, an increase in financing costs and stricter requirements by banks for providing such financing. Although in the last few months the availability of credit sources has improved somewhat, we cannot assure that this trend will continue.  During 2009 and the first half of 2010, the Israeli market was also affected by the volatility in exchange rates of principal currencies versus the NIS and the volatility of inflation rates within the local market. If the economic conditions in Israel continue, there may be a continued decline in demand for commercial real estate, a reduction in rental fees, a decline in the fair value of our real estate assets and an increase in the cost and availability of financing from Israeli banks, which could adversely affect our real estate business.

BSRE may not be able to obtain additional financing for its future capital needs on favorable terms, or at all, which could limit its growth and increase its costs and could adversely affect the price of its ordinary shares.

BSRE's activities are partially financed from external sources.  We cannot be certain that BSRE will be able to obtain financing on favorable terms for its activities, or at all, and BSRE cannot be certain that its existing credit facilities will be renewed. In addition, an adverse change can occur in the terms of the financing that it receives.  Any such occurrence could increase BSRE's financing costs and/or result in a material adverse effect on the results of the Company and its ability to develop its real estate business. In addition, in connection with the transfer of real estate properties from Mega Retail to BSRE in September 2009, BSRE incurred additional loans, which as of June 30, 2010, were in the principal amount of approximately NIS 244 million, secured by a lien on most of the properties transferred by Mega Retail.  The amount of long term loans currently outstanding may inhibit BSRE's ability to obtain additional financing for its future capital needs, inhibit BSRE's long-term expansion plans, increase its costs and adversely affect the price of its ordinary shares.

A recession and/or government policies may have a negative impact on BSRE's new operation in residential building, by causing a decrease in the scope of marketing and sales and a decrease in the prices of apartments.

During 2010, we entered into the residential building sector in Israel. A recession may cause a decrease in the scope of sales and a decrease in the prices of apartments. In addition, government policies may affect the availability and value of real estate designated for building and may also affect the prices of apartments.

Moreover, during 2010, we entered the area of promotion and planning of real estate. There are different risks in this sector including: exposure to changes in the demand for residential properties as a result of changes in the economy, especially as a result of a recession or a significant deterioration in the economy; the speed at which local planning authorities and cities that affect the project timetables approve the building projects; changes in and increases to the stringency of building and planning laws and regulations, which may require the Company to incur additional expenses; lack of human resources in the building sector, as a result of the government's policy for employing foreign workers, or 'closures' for security reasons as well as delays or continuing lack of raw materials, for example as a result of the closure of Israel's ports, that may affect the Company's ability to meet the original timetables as well as its originally contemplated costs; and changes in the government's policies for the granting of mortgages, which affect the level of demand for residential properties.

Risks Relating To Dor Alon

Information presented in this shelf offering report regarding the Dor Alon business was compiled based on and it is qualified by, Dor Alon’s public filings in Israel. Dor Alon’s reports are made in Hebrew and posted on the web site of the Israeli Securities Authority at www.magna.gov.il.

Price increases in petroleum products and increases in excise tax rates may have a material adverse effect on the earnings and profitability of Dor Alon.

The primary factors affecting the price of petroleum products in Israel are the prices of petroleum products in the Mediterranean Basin, foreign exchange rates and the excise taxes imposed on the sale of petroleum products in Israel. In the last few years, fuel prices worldwide and in Israel have fluctuated significantly with a sharp increase in fuel prices in the first nine months of 2008 and a sharp decrease in the last quarter of 2008 and the beginning of the first quarter of 2009. During 2009 and the first half of 2010, there was again a rise in fuel prices. Fluctuations in fuel prices have a direct affect on Dor Alon’s working capital.

Generally, an increase in fuel prices causes increases in the value of Dor Alon’s inventory and increases the volume of customer credit that Dor Alon extends to its customers and, therefore, also increases Dor Alon’s working capital requirements and increases its exposure to customer credit risk. Increased working capital requirements result in increased finance expenses. Additionally, increases in petroleum prices increase market pressure to reduce the selling price thereby reducing marketing margins. Consequently, increases in petroleum prices may have a material adverse affect on the earnings and profitability of Dor Alon.

The excise tax component of certain fuel prices such as diesel oil, kerosene and gasoline is significant. Excise tax is imposed directly on fuel companies at the time of sale of fuel to customers and is generally payable within 10 days after levy, while the credit line provided by Dor Alon to its customers is significantly longer. In 2006 to 2009, the excise tax on diesel fuel and kerosene was increased substantially.  As Dor Alon’s working capital requirements increase due to the increases in excise taxes, it will be required to procure additional credit facilities and incur additional financing expenses. Failure to obtain additional credit facilities would have a material adverse effect on the business, financial condition and results of operations of Dor Alon.

The demand for Dor Alon’s petroleum products is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand and have an adverse effect on Dor Alon’s profit margins and exposure to customer credit risk.

The demand for Dor Alon’s products and petroleum products in general is materially affected by the state of the Israeli economy. An economic slowdown may cause a decrease in demand for Dor Alon's products and have an adverse effect on Dor Alon's profit margins and exposure to customer credit risk. However, some petroleum products sold by Dor Alon are considered basic products which have a fixed demand.

Political, economic and military instability in Israel may impede Dor Alon’s ability to operate and harm its financial results.

In addition to the risks described above in the risk factor entitled "- Political conditions in Israel affect our operations and may limit our ability to sell our products," the security situation in Israel tends to affect recreational activities of private automobile owners in Israel, and as a result, affects their consumption of petroleum products. Deterioration in the security situation causes a decrease in the consumption of petroleum products in Israel. Additionally, a material customer of Dor Alon in the past few years has been the Palestinian Authority, and any deterioration in relations between Israel and the Palestinian Authority may lead to deterioration in trade relations between the Palestinian Authority and Israeli parties, including Dor Alon, which would adversely affect Dor Alon’s results of operations. Additionally, the supply of fuel to the Gaza Strip is affected by the restrictions imposed on Dor Alon by the Israeli Ministry of Security. Moreover, during 2009 the Ministry of Defense restricted the fuel supply from the fuel terminal at Nahal Oz, resulting in Dor Alon's having to supply fuel through the Kerem Shalom terminal as well.

In addition, the general security situation in Israel affects the incoming and outgoing tourist industry in Israel and the airlines’ volume of activity, which in turn affects Dor Alon’s activities in supplying jet fuel to these airlines.

Dor Alon is exposed to fluctuations in the foreign exchange rate, interest rates and the consumer price index, which could materially adversely affect its financial results.

Dor Alon has loans in New Israeli Shekels, some of which are subject to floating interest rates and some are linked to the Israeli consumer price index. Due to these loans and to the consumer price index linked debentures issued by Dor Alon, Dor Alon is exposed to changes in bank interest rates and in the Israeli consumer price index. Additionally, Dor Alon is exposed to fluctuations in the U.S. Dollar - New Israeli Shekel exchange rate due to credit that Dor Alon obtains from its suppliers (mostly from Oil Refineries Ltd., which is linked to the U.S. Dollar). Changes in interest rates, in the Israeli consumer price index and in the U.S. Dollar - New Israeli Shekel exchange rate could materially adversely affect Dor Alon’s financial results.

Competition in the energy industry is intense, and an increase in competition in the market in which Dor Alon sells its products could adversely affect the earnings and profitability of Dor Alon.

Competition in the Israeli energy industry is intense and has even increased in recent years. Dor Alon’s major competitors are large fuel companies in Israel: Paz Oil Company Ltd. (“Paz”), The Delek Israel Fuel Corporation Ltd. (“Delek”) and Sonol Israel Ltd. (“Sonol”). The principal competitive factors affecting the retail fuel marketing business are location of retail outlets, brand identity, product price, the variety of related services offered to customers, the level of service, financial strength allowing the establishment of new retail outlets, procurement of petroleum products at competitive prices and the terms of agreement offered to fleet customers, real estate owners and/or owners of retail outlets.

With respect to its direct marketing operations, Dor Alon expects to face continued competition from Paz, Delek and Sonol, the gas companies Pazgas, Amisragas and Supergas, and small fuel marketing companies as well as other LPG marketing companies, consisting mainly of subsidiaries of Paz, Delek and Sonol. The principal competitive factors in the direct marketing business are product price, credit terms and levels of service. Increases in competition may adversely affect the earnings and profitability of Dor Alon. In addition, Dor Alon may face competition from Oil Refineries Ltd., or ORL, after its privatization and increased competition from Paz which now owns one of the two oil refineries in Israel.

The privatization of ORL may have a material adverse effect on the profitability and results of operations of Dor Alon.

Prior to 2006, Oil Refineries Ltd., or ORL, an entity that was owned and operated by the State of Israel, owned and operated the only oil refineries in Israel, one of which is located in Ashdod and the other in Haifa. In 2006, ORL transferred assets related to the refinery in Ashdod to a newly formed company, Oil Refineries Ashdod Ltd., or ORA. In October 2006, ORA was sold to Paz, the largest fuel company in Israel. In 2007, a controlling interest in ORL, which holds the refinery located in Haifa, was sold to a group of investors that includes Israel Corporation Ltd. and Petroleum Capital Holdings, Ltd. and the remaining interest was sold to the public through a public offering of shares.

We believe that most of the refined products produced by ORA are supplied to Paz, while ORL constitutes the main source of supply for Dor Alon and other fuel companies in Israel. If ORL failed to supply refined products or supplied them at non-competitive prices, Dor Alon would have to increase the volume of refined petroleum products it imports. If Dor Alon cannot import such products in adequate quantities or at competitive prices, it would have a material adverse effect on the business and results of operations of Dor Alon.

In addition, a control order prescribes on a monthly basis a maximum consumer price for 95 octane gasoline. However, the removal of the control on prices at the ORA and ORL refinery gates enables the refineries to change the selling prices without limitation and on a daily basis. The limitation on consumer price without limitation on the refinery selling price may decrease the margin that Dor Alon is able to realize on the sale of 95 octane gasoline controlled products and may have a material adverse affect on the profitability of Dor Alon. The privatization of ORL may have a material adverse affect on the profitability and results of operations of Dor Alon.

Dor Alon is exposed to risks associated with changes in regulatory arrangements which may influence the financial results of Dor Alon.

Dor Alon’s activities are affected by regulatory changes which apply from time to time to the fuel industry in Israel, including with respect to the procurement of petroleum products by fuel companies, the price of petroleum products that are subject to regulation and maintenance of an emergency supply of fuel.

The removal of the regulation of prices at the gate of ORL as a result of the privatization of ORA allows the refineries to modify sole prices on a daily basis (and not on a monthly basis as had previously been the practice), while the prices of one of the products which Dor Alon sells (benzine octane 95) has remained regulated and is set once a month, which exposes Dor Alon to risks associated with the change of prices of refined products. Dor Alon may not be able to pass on to customers the increased costs of refined products.

Changes in the regulatory arrangements, as described above, or to new arrangements may influence the active results of Dor Alon.

Failure to obtain or maintain permits required for the operation of Dor Alon’s stores and retail outlets may require the closure of one or more stores or retail outlets.

The operations of Dor Alon require permits from municipal authorities in Israel, which are conditioned on the prior approval of various agencies, including the Ministries of Health and Environmental Protection, and the police and fire departments. Also, some of Dor Alon’s retail outlets require permits that have not yet been obtained, or have expired or require renewal.

Dor Alon may incur costs to comply with petroleum product and environmental regulatory controls related to its operating activities.

The sale and distribution of petroleum products in Israel are subject to extensive regulation and supervision that are focused on preventing potential harm to the environment (principally water, air and soil contamination) and maintaining public safety. Petroleum products are classified, under certain circumstances, as hazardous materials that are potentially contaminating. Therefore, handling and dealing with these products in Israel is subject to regulation and supervision. In recent years, enforcement of the laws in Israel concerning environmental issues has become more stringent. These developments will likely increase the costs required to construct and maintain Dor Alon’s retail outlets and private gas stations.  If Dor Alon does not comply with the abovementioned regulatory controls, it may be subject to litigation by regulatory authorities, third party claims, class action lawsuits and other litigation against it. Furthermore, defending ourselves against regulatory violations alleged by regulatory authorities or consumers may in the future require substantial financial and management resources.

The introduction of natural gas to the market and the transition of many consumers to alternative fuels could reduce demand for Dor Alon’s products.

The transition of many consumers to alternative fuels and substitute products in Israel, such as natural gas, could reduce demand for Dor Alon’s products, especially in the industrial and institutional sector. The transition to natural gas is due to, among other reasons, the relative cleanliness of natural gas as compared to other fuels, and the fact that the sources of natural gas are in close proximity to Israel and are relatively inexpensive as compared to alternative fuels.

To the best of Dor Alon’s knowledge, natural gas is supplied to a number of clients in Israel, including the Israeli Electric Company, power stations and large plants. The State of Israel has already published tenders for natural gas distribution rights in several areas in the country, and recently completed two such tenders (of the six planned). In addition, to the best of Dor Alon’s knowledge, the EMG Company has entered into a deal with the Israeli Electric Company for the supply of natural gas from Egypt to Israel, and it began to supply natural gas in the third quarter of 2008.

 The marketing of natural gas or other products that may serve as alternatives to Dor Alon’s products, and the marketing of such products may adversely affect the volume of Dor Alon’s direct-marketing sales.

Dor Alon is dependent on the Palestinian Authority as a principal customer, if sales to the Palestinian Authority are interrupted, it may have a material adverse effect on the results of operations of the direct marketing sector.

Dor Alon provided oil distillates to the Palestinian Authority on an exclusive basis from 1994 to 2006. In August 2004, Dor Alon signed a supply agreement with the Palestinian Authority that replaced the agreement from 1994 (the “2004 Agreement”). According to an agreement reached in December 2006 (the “December 2006 Agreement”), Dor Alon is to continue to exclusively provide certain petroleum products to the Gaza Strip alone, for a period of two years starting on January 1, 2007. Since January 1, 2009, Dor Alon has continued to provide petroleum products to the Palestinian Authority on the same terms as the December 2006 Agreement.

In October 2008, the Ministry of Defense imposed certain restrictions on Dor Alon, following which Dor Alon ceased to provide certain petroleum products to the Gaza Strip (while continuing to provide other products). Following Israel’s December 2008 military operation in the Gaza Strip, there was a sharp decrease in sales to the Palestinian Authority, and Dor Alon’s gross profits decreased as a result of the decrease in fuel prices during the operation. Commencing July 2009, Dor Alon was allowed to renew providing petroleum products to the Palestinian Authority, subject to certain limitation imposed by the Ministry of Defense.

In 2007 and 2008, sales to the Palestinian Authority represented 14% and 12% of Dor Alon’s consolidated net sales, respectively. In addition, as a result of operation "Cast Lead", sales to the Palestinian Authority in 2009 decreased to 8% of Dor Alon’s consolidated net sales. In the first half of 2010, sales to the Palestinian Authority decreased to 7% of Dor Alon's consolidated net sales. The decrease in activity with the Palestinian Authority from 2007 through the first half of 2010 decreased the volume of credit Dor Alon used for this activity and its exposure to customer credit risks, but caused a decrease in Dor Alon’s profitability in the direct marketing sector for 2008 and 2009. . If sales to the Palestinian Authority were to be interrupted again in the future it may have a material adverse effect on the results of operations of Dor Alon’s direct marketing sector.

Dor Alon is exposed to customer credit risk that may increase with future increases in the price of petroleum products.

Currently, accepted practice in the fuel marketing industry in Israel is to grant customers (especially fleet customers and commercial customers) a credit line for the purchase of products for extended periods without any security interest. Dor Alon grants customers credit for up to 90 days. During 2009, Dor Alon had an average of NIS 830 million in outstanding customer credit (41 credit days). As a result of the extension of customer credit Dor Alon is exposed to the risk of delayed collections and nonpayment of debt.

In early 2006, Dor Alon had a dispute with the Palestinian Authority involving a delayed payment of approximately $27 million. As a result, Dor Alon suspended fuel deliveries to the Palestinian Authority until payment was made. In December 2006, Dor Alon and the Palestinian Authority entered into an amended supply agreement pursuant to which Dor Alon will continue to supply petroleum products to the Palestinian Authority for a two-year period commencing January 1, 2007, but only in the Gaza Strip. Under the amended supply agreement, the parties also agreed to shorten the credit term available to the Palestinian Authority from Dor Alon and to decrease the margins charged on petroleum products by Dor Alon.  From 2008 through the first half of 2010, sales to the Palestinian Authority decreased. For more information on the effects of this decrease on Dor Alon, see the risk factor above entitled “Dor Alon is dependent on the Palestinian Authority as a principal customer, if sales  to the Palestinian Authority are interrupted, it may have a material adverse effect on the results of operations of the direct marketing sector.”

Increases in the price of petroleum products and in excise taxes as well as competition in the industry in which Dor Alon operates, lead to increases in the amount of credit granted to customers, thus leading to a potential increase in the exposure to credit risks and increase in Dor Alon’s financing costs.

Increases in the price of petroleum products and in excise taxes are also expected to lead to an increase in Dor Alon's working capital requirements as a result of an increase in customer credit.  This will require Dor Alon to obtain additional credit lines. Inability to obtain such additional credit lines may limit Dor Alon’s ability to conduct its business.

Rights to gas stations in the Dor Alon Chain are subject to agreements with third parties who may not renew the agreements or worsen their terms which could affect Dor Alon's profitability.

The majority of gas stations in the Dor Alon chain are stations owned by third parties with whom Dor Alon entered into agreements to rent and operate pumping stations or to supply fuel.  The expiration of such agreements may result in the owners of stations not renewing their agreements with Dor Alon and entering into agreements with other gas companies, or the owners of the stations may worsen the terms of the agreements with Dor Alon, which would result in a loss of profits.

The cancellation of the agreement with Blue Square for the procurement of products for Dor-Alon’s convenience stores, by the Israeli Anti-Trust Commissioner, may lead to an increase in Dor Alon’s costs in procuring such products.

Since May 2004, a subsidiary of Dor Alon has been purchasing from Blue Square food and non food products marketed in the convenience stores of Dor Alon and its subsidiaries. The agreement to purchase said products is for a period of 5 years, following which it will be automatically renewed unless cancelled by one of the parties (the “Purchase Agreement”). The convenience stores that are not operated directly by Alon have also joined the Purchase Agreement.

Following Alon’s purchase of Blue Square, the Israeli Anti-Trust Commissioner ruled that he will have the authority, subject to certain conditions and considerations, to order Alon and Blue Square to separate completely the activities of Blue Square and the activities of Dor Alon, so far as they relate to Alonit stores and the purchase of goods for Alonit stores.  This authority includes the ability to order that no cooperation should exist between that two with respect to obtaining supplies for Blue Square and Alonit.

Following Dor-Alon’s purchase of AM:PM in 2007, the Purchase Agreement was broadened to include AM:PM stores, and most of the products sold in such stores are purchased from Blue Square.

The cancellation of the Purchase Agreement by the Israeli Anti-Trust Commissioner, may lead to an increase in Dor Alon’s costs in procuring the products sold in its Alonit and AM:PM stores.

Some of Dor Alon’s convenience stores operate on the Jewish Sabbath, holidays and nights.  If Dor Alon is required to close some of its stores at these times, it may have an adverse affect on its results of operations.

Most of Dor Alon’s fueling stations and some of its convenience stores operate on the Jewish Sabbath (Saturday). According to Section 9 to the Hours of Work and Rest Law, 1951, or the Work and Rest Law, the employment of Jewish workers on Saturday is subject to a permit issued by the Labor Minister. Dor Alon does not possess such a permit. The Work and Rest Law also prohibits a store owner from trading in his store during the days of rest as they are defined in the Arrangements of Government and Law Ordinance, 1948.

Anyone who employs workers in violation of the Work and Rest Law, is subject to a fine or imprisonment of up to a year, or both. According to the Administrative Offence Regulations, a violation of Section 9 or 9A to the Work and Rest Law is an administrative offence subject to an administrative fine.

The convenience stores in the AM:PM chain of stores also operate during the night and on Saturdays. To Dor Alon’s knowledge, in the cities in which AM:PM operates there are municipal regulations limits their activity during the night and on Saturdays. Most of the AM:PM stores have obtained permits to operate at night. If some of these stores or fueling stations are required to close on Saturdays or at night, it may have an adverse affect on Dor Alon’s results of operations.

The involvement of the Israeli Anti-Trust Commissioner in the Israeli fuel industry may restrict Dor Alon’s activity and its expansion by way of acquiring businesses and companies in its field of activity.

In the past, the Israeli Anti-Trust Commissioner has become involved in the fuel industry on a number of occasions, including in relation to the privatization of ORL, exclusivity agreements involving Paz, Delek and Sonol and in approving the acquirement of a controlling stake in Dor Alon by Alon. In each of these cases, the Israeli Anti-Trust Commissioner imposed restrictions on the companies involved relating to their activities in the fuel industry.

Continued involvement by the Israeli Anti-Trust Commissioner in the Israeli fuel industry in the future may restrict Dor Alon’s future operations as well as limit its ability to expand by acquiring businesses and companies.

RISKS RELATING TO THE ACQUISITION OF DOR ALON SHARES

The Acquisition may not result in the benefits that Blue Square currently anticipates.

Achieving the expected benefits of the Acquisition depends, among other things, on the ability to realize the operational synergies envisaged in the acquisition by combining  the different sales, retail, and marketing platforms, as well as the different operational and logistical platforms. The Acquisition process also may result in the need to invest unanticipated additional cash resources, which may divert funds that Blue Square expects to use for pursuing new opportunities and other purposes. If Blue Square is unable to realize the operational synergies envisaged in the acquisition by combining the different sales, retail, and marketing platforms, as well as the different operational and logistics platforms, the benefits of the Acquisition will not be realized and, as a result, Blue Square’s operating results may be adversely affected and its share price may decline.

The Acquisition resulted in Blue Square becoming a majority shareholder in Dor Alon, a publicly held company. As such, Blue Square may be subject to certain limitations in its efforts to realize operational synergies between the operations of Blue Square and Dor Alon.

Some transactions between Blue Square and Dor Alon, including any cancellation of such transactions, will require the approval of the audit committee, the directors, and, under certain circumstances, approval of the shareholders of Dor Alon by special vote and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from Dor Alon requires the approval of the directors of Dor Alon. As such, Blue Square may be limited in its ability to fully realize the synergies and other benefits of the Acquisition.

The violation of various conditions determined by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with  the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. and the transfer of Dor Alon  shares from Dorgas to Dor Alon may result in Dor Alon and Dorgas becoming obligated to pay taxes under Israeli law.

In connection with the split of the gas exploration activity from Dor Alon to Alon Natural Gas Exploration Ltd. (the "Split") and the transfer ("Share Transfer") by Dorgas (a subsidiary) of approximately 4.4% of the outstanding Dor Alon shares held by Dorgas (the “Treasury Shares”) to Dor Alon, Dor Alon received a pre-ruling from the Israeli Tax Authority that provides that the Split and the Share Transfer will be tax free. However, the abovementioned pre-ruling is subject to several conditions, which include, among other things, that:

(i)
in relation to the Share Transfer (a) the Treasury Shares will remain held by Dor Alon indefinitely from the date of the Transfer or will be erased; (b) Dor Alon will take no action in relation to the Treasury Shares, including any sale of the Treasury Shares (including an involuntary sale), any encumbrance of the Treasury Shares or issuance of the Treasury Shares in the future as capital; and (c) for at least two years from the date of the transfer there will be no change in Dor Alon’s rights in Dorgas subject to section 104 of the Israeli Tax Ordinance; and

(ii)
in relation to the Split (a) for at least two years from the date of the Split, both of Dor Alon Natural Gas Exploration Ltd. and Dor Alon will have independent and separate economic activity the income from which is subject to tax in accordance with Section 2(1) to the Israeli Tax Ordinance, and that originated in Dor Alon’s activity prior to the Split; (b) for at least two years from the date of the Split there will not be any loans between Dor Alon and Alon Natural Gas Exploration Ltd., except for loans given and/or taken in the ordinary course of business; (c) for at least two years from the date of the Split, most of the assets (as defined in the Israeli Tax Ordinance) of Dor Alon after the Split and most of the assets (as defined in the Israeli Tax Ordinance), which were transferred to Alon Natural Gas Exploration Ltd. through the Split, will not be sold by any of those companies and will be used as customary in the Dor Alon's ordinary course of business; (d) Dor Alon's primary economic activities that occurred during the two years prior to the split will continue to be performed by  Dor Alon or Alon Natural Gas Exploration Ltd. for a period of at least two years from the date of the Split; (e) immediately after the Split, and for two years thereafter, the shareholders of Dor Alon and Alon Natural Gas Exploration Ltd. will maintain the same rights and portions thereof that they held in Dor Alon (not including the Acquisition) all subject to the date of the Split and Section 105c(a)(8) of the Israeli Tax Ordinance; (f) for at least two years from the date of the Split, there will be no transfer of cash or assets, guarantees or any other activities between Dor Alon and Alon Natural Gas Exploration Ltd., except as customary in Dor Alon's ordinary course of business.

If Dor Alon or Alon Natural Gas Exploration Ltd. do not comply with one or more of those conditions (the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authority), Dor Alon and/or Dorgas may become obligated to pay Israeli income taxes as a result of these transactions, linked to the Israeli consumer price index, plus interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result with respect to Dor Alon would adversely affect our results of operations and financial condition.

 Under the terms of the Share Purchase Agreement, Alon has agreed to compensate and indemnify Blue Square and/or Dor Alon for taxes and/or damages and/or losses and/or deficiencies and/or expenses ("Damages") that may be caused to Dor Alon as a result of a breach of subsection (ii) above in respect of the Split, although the indemnification will not apply to any breaches of the conditions of the pre-ruling resulting from any act or omission of Dor Alon occurring after the closing of the Acquisition.

 The conditions imposed by the Israeli Tax Ordinance and/or the pre-ruling issued by the Israeli tax authorities in connection with the Acquisition restricts the manner in which Blue Square may conduct its business in the future.

Alon and Blue Square have received a pre-ruling from the Israeli Tax Authority that provides that the Acquisition will be tax free. However, this pre-ruling is subject to several conditions, including, among other things, that:

(a)
for a period commencing on the closing date of the Acquisition and ending two years from the end of the fiscal year in which the closing date of the Acquisition took place (the “Required Term”), Blue Square will continue to hold all the rights in Dor Alon that it held on the effective date of the Acquisition;

(b)
most of the assets (as defined in section 103c(a)(2) of the Israeli Tax Ordinance) transferred from Dor Alon to Blue Square in the framework of the Acquisition and most of the assets held by Blue Square on the date of the Acquisition, were not sold during the Required Term, and during such term the assets were used  properly, under ordinary circumstances, and as is customary in Dor Alon's ordinary course of business; and

(c)
each rights' holder in Blue Square (other than those rights' holders that hold rights tradable on the TASE and are not deemed to be controlling shareholders on the date of the Acquisition) maintains during the Required Term all the rights that he/she held in Blue Square immediately following the Acquisition, subject to Sections 103c(a)(9), (9a) in the Israeli Tax Ordinance.

Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the Acquisition had the Acquisition not been tax exempt according to the pre-ruling).

These conditions restrict the manner in which Blue Square may conduct its business in the future.

RISKS RELATING TO THE NOTES OFFERED BY THIS SHELF OFFERING REPORT

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Notes offered by this shelf offering report.

Our Notes will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Our Notes will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Notes, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Notes.

Our ability to make payments on our indebtedness, including the Notes being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Notes or other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Notes and our other indebtedness.

Although we expect to list the Notes on the TASE, there are restrictions on your ability to transfer or resell the Notes in the United States without registration under applicable U.S. federal and state securities laws.

The Notes being offered by this shelf offering report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Notes in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

There is no established trading market for the Notes, which could make it more difficult for you to sell your Notes and could affect adversely the price of your Notes.

The Notes constitute a new issue of securities for which no established trading market exists. Although we expect to list the Notes on the TASE, we cannot assure you that an active or liquid trading market will develop for the Notes being offered by this shelf offering report. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be affected adversely by changes in the overall market for such types of securities, interest rates and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that an active trading market will develop for the Notes.

Our Series C Notes are linked to increases in the Israeli CPI, which may entail significant risks not associated with similar investments in a non-linked debt security.

An investment in the Series C Notes, the premium and the interest on principal of which is determined by reference to increases in the Israeli CPI, may entail significant risks not associated with similar investments in a non-linked fixed or floating rate debt security, including the risks that:

•	the resulting interest rate may be less than you had expected when investing in our Series C Notes;
•	the method or formulae for determining the CPI may change and we will have no control over these changes; and

•	investing in our Series C Notes encompasses risks relating to the CPI and risks that are unique to the Series C Notes themselves, as discussed hereunder.

Neither the current nor the historical value of the CPI should be taken as an indication of future performance of the CPI during the term of the Series C Notes.

In addition, the value of our Notes may be subject to greater levels of risk than other non-linked debt securities. The secondary market, if any, for our Series C Notes will be affected by a number of factors, independent of our creditworthiness and the value of the CPI, including the volatility of the CPI, the time remaining to the maturity of the Notes, the amount outstanding of such Notes and prevailing interest rates in the market. The value of the CPI is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control.

The C Notes do not contain any restrictive covenants.

The Notes do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the Notes do not contain covenants that limit our ability to pay dividends or make distributions on or redeem our ordinary shares or limit our ability to incur additional debt and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, there is no requirement that we offer to repurchase the Notes upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions, refinancing or a recapitalization, that could affect our capital structure and the value of our Notes.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Notes could cause the liquidity or market value of the Notes to decline significantly.

We have received a rating of "A1" from Midroog Ltd., an Israeli rating agency and 51% subsidiary of Moody's ("Midroog"), to any new notes in the aggregate amount of up to NIS 500 million nominal value.

We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Midroog Ltd. or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

13.6 Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the year ended December 31, 2009 was 1.5, and our ratio of earnings to fixed charges for the six months ended June 30, 2010 was 1.7.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges.  Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our Series A and Series B Debentures, and half of rental expense for stores (being the portion deemed to represent the interest factor).

A portion of the proceeds from the offering will be used for general corporate purposes, which may include financing our operating and investing activity, and refinancing of outstanding debt.

13.7 Use of Proceeds

The net proceeds from any offering, after deduction of the arranger's fees, consultants' fees and other expenses and commissions of the offering, are expected to be approximately NIS 93.9 million, assuming that all units of Series C Notes offered pursuant to this shelf offering report will be purchased at the minimum price per unit.

We intend to use the net proceeds from any offering for general corporate purposes, which may include financing our operating and investing activity, and continued dividend distributions as customary in the Company, subject to the decision of the Company's board of directors from time to time.  See Section 13.5 "Risk Factors – Since the issuance of our 5.9% unsecured debentures issued in August 2003, we have limited the cash dividends that we pay on our ordinary shares" above.

13.8 Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at June 30, 2010 in accordance with IFRS: (i) on an actual basis and (ii) as adjusted to reflect the sale of the Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming for this purpose that we will sell the Notes in the aggregate principal amount of NIS 100,000,000. This table should be read in conjunction with our financial statements and the notes thereto incorporated by reference into this shelf offering report.

	At June 30, 2010	Convenience translation At June 30, 2010	As Adjusted for the Offering (unaudited)	Convenience translation for Adjustment
	(NIS in millions)	$(1)	(NIS in millions)	$(1)

Cash and cash equivalents	262.5	67.7	356.4	92.0
Investments in securities	431.8	111.4	431.8	111.4
Total assets	694.3	179.1	788.2	203.4
Long –term debt:
Bank Loans(*)	541.5	139.7	541.5	139.7
Convertible debentures	132.3	34.1	132.3	34.1
Debentures	1,261.2	325.5	1,355.1	349.7

Total long-term debt	1,935	499.3	2,028.9	523.5
Share capital	58.4	15.1	58.5	15.1
Additional paid-in capital	1,042.4	269.0	1,042.7	269.0
Other reserves	8	2.1	8	2.1
Accumulated deficit	(89.1)	(23.0)	(89.1)	(23.0)
Minority interest	187.2	48.3	187.2	48.3
Total equity	1,206.9	311.5	1,206.9	311.5
Total capitalization	2,447.6	631.7	2,447.6	631.7

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at the representative exchange rate prevailing at June 30, 2010 (NIS 3.875 =$1.00), as published by the Bank of Israel. During 2009, the US dollar depreciated in value vis-à-vis the NIS by approximately -0.72%.

(*)	Includes secured debt in a total amount of NIS 506 million (U.S. $131 million).
(**)
On October 18 and 20, 2010, the Company and its subsidiary ,Mega Retail Ltd., received three bank loans, which are linked to the Israeli CPI. The Company received a bank loan for NIS 200 million, and Mega Retail Ltd. received two bank loans for NIS 200 million. The loans are for ten year periods. The principal on the loans are to be repaid in ten annual installments, payable at the end of each year, of which the first nine equal installments will amount to 75% of the principal balance and the last installment will amount to the remaining 25% of the principal balance. The loans bear interest, payable quarterly, at annual rates of 2.7-2.8%.

13.9 Dividends

The following table sets forth dividends paid by the Company from January 1, 2007 until the current date:

Date of payment	Amount per share	Total amount
October 18, 2010	NIS 12.307 ($3.39)	NIS 800 million (approximately $220.5 million)
February 25, 2010	NIS 1.70 ($0.45)	NIS 75 million (approximately $19.8 million)
October 7, 2008	NIS 3.46 ($0.99)	NIS 150 million (approximately $42.82 million)
October 8, 2007	NIS 5.07 ($1.27)	NIS 220 million (approximately $55 million)
April 19, 2007	NIS 1.45 ($0.35)	NIS 60 million (approximately $14.7 million)

13.10 Price Range of Ordinary Shares

Prices set forth below are highest and lowest reported closing prices, without adjustment for the Dividend Distribution, for our ordinary shares as reported by the NYSE for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2009 20-F.

	Highest		Lowest

2010
Second Quarter	US$	13.6	US$	10.2
Third quarter	US$	14.9	US$	9.8
June	US$	11.9	US$	10.2
July	US$	11.6	US$	10.3
August	US$	11.7	US$	9.8
September	US$	14.9	US$	10.5
October	US$	10.4	US$	9.1
November (through November 5, 2010)	US$	9.4	US$	9.1

Prices set forth below are highest and lowest reported closing prices, without adjustment for the Dividend Distribution, for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods. Other information regarding the market price of our ordinary shares is reported in our 2009 20-F.

	Highest	Lowest
2010
First quarter	NIS 50.1	NIS 38.1
Second Quarter	NIS 49.4	NIS 40.8
Third quarter	NIS 49.0	NIS 38.4

January	NIS 41.8	NIS 38.1
February	NIS 42.5	NIS 39.7
March	NIS 50.1	NIS 43.0
April	NIS 49.4	NIS 46.4
May	NIS 48.5	NIS 44.2
June	NIS 45.7	NIS 40.8
July	NIS 44.5	NIS 40.8
August	NIS 44.4	NIS 38.4
September	NIS 49.0	NIS 40.7
October	NIS 47.5	NIS 32.8
November (through November 5, 2010)	NIS 33.5	NIS 32.8

13.11 Expenses of the Offering

The aggregate amount that we will pay for consulting fees, distribution fees and other commissions and expenses in connection with this offering is up to NIS 0.6 million.

13.12 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this shelf offering report. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the ISA on the Magna system on June 24, 2010.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on February 18, 2010 (two Form 6-Ks), March 15, 2010, March 25, 2010, April 7, 2010, April 12, 2010, April 19, 2010, April 22, 2010, April 26, 2010, May 4, 2010, May 12, 2010, May 17, 2010 (two Form 6-Ks), May 27, 2010, June 22, 2010, June 24, 2010, June 28, 2010 (two Form 6-Ks), July 13, 2010, July 15, 2010, July 21, 2010, August 10, 2010, August 19, 2010, September 14, 2010, September 15, 2010, October 4, 2010, October 5, 2010, October 12, 2010, October 14, 2010, October 26, 2010, November 2, 2010, November 4, 2010, and November 5, 2010.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Alon Holdings Blue Square - Israel Ltd.
2 Amal St.,
Afek Industrial Park,
Rosh Ha’ayin 48092,
Israel

Attn: Mr.  Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary
Direct tel: (972)-3-928-2670
Direct fax: (972)-3-928-2498

Our ordinary shares are listed on the Tel Aviv Stock Exchange. However, because our ADSs are also listed on the New York Stock Exchange ("NYSE"), we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on the Tel Aviv Stock Exchange, provided that a copy of each report submitted in accordance with applicable United States law or NYSE rules is filed with the Israel Securities Authority, the Tel Aviv Stock Exchange and the Israeli Companies Registrar within the time specified under Israeli law.

13.13 Legal Matters

Certain legal matters with respect to the offering of the Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

13.14 Experts

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Annual Report on Internal Control over Financial Reporting) incorporated in this shelf offering report by reference from the Annual Report on Form 20-F for the year ended December 31, 2009, have been so incorporated in reliance on the report of Kesselman & Kesselman, a registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.  The offices of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited are located at Trade Tower, 25 Hamered St., Tel Aviv.

The actuarial calculations of the Company's various employee benefits described in the audited financial statements incorporated by reference in this shelf offering report have been calculated by Kost, Forer, Gabbay & Kasierer, an independent qualified actuary and a member of Ernst & Young Global, and are included herein in reliance upon the authority of said firm as experts in providing said calculations. Its offices are located at 3 Aminadav St., Tel-Aviv.  The summary of appraisal of the Company's investment property described in the audited financial statements incorporated by reference in this shelf offering report have been prepared by O. Haushner Civil Eng. and Real Estate Appraisal Ltd., an independent qualified appraiser, and Barak Friedman Cohen & Co., Economic & Real Estate Appraisal, and are included herein in reliance upon the authority of said firms as experts in giving said appraisals. The offices of O. Haushner Civil Eng. and Real Estate Appraisal Ltd. are located at Rubinstein Building, 20 Lincoln St., Tel Aviv, and the offices of Barak Friedman Cohen & Co. Economic & Real Estate Appraisal are located at B.S.R 1 Tower, 2 Ben Gurion St., Ramat Gan.

You should rely only on the information contained or incorporated by reference in this shelf offering report or any supplement thereof.  We have not, and the consultants have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information in this shelf offering report is accurate only as of the date on the front cover of this shelf offering report or such earlier date, that is indicated in this shelf offering report.  Our business, financial condition, results of operations and prospects may have changed since such date.